EXHIBIT 6.7

LINEAR PARK MARKETING, Inc.

3444 Tripp Court

San Diego, CA 92121

LETTER OF INTENT

May 15, 2020

Pending the execution of a Definitive Agreement, which shall be entered into no later than June 30, 2020, the following Letter of Intent (LOI) memorializes the intended transaction between Linear Park Marketing Inc. (LPMI) of 3444 Tripp Ct., San Diego CA 92121 and Beyond Wellness International Inc., (BWII) of 301 E 4th Unit #4, Los Angeles, CA 90013. The Parties agree to purchase, as well as jointly manage and control, PrimaPharma Inc. (PPI) of 3443 Tripp Ct., San Diego, CA 92121 for a purchase price of $5,000,000 (Five Million Dollars) for an eighty percent (80%) interest in PPI.

The General Terms are as follows:

Ownership:

•	LPMI to own and control 51.00% (of the 80% being purchased)

•	BWII to own and control 49.00% (of the 80% being purchased)

•	The Parties shall enter into a mutually-acceptable Management and Operation Agreement on or before the Closing Date set forth in the Definitive Agreement, which shall incorporate the general terms of this Letter of Intent.

Income and Capital:

•	LPMI agrees to pay PPI its standard fees for providing cGMP processes and systems for drug development and formulation to PPI including management of facility improvements and hiring of required personnel.

•	BWII to provide $5 million in new capital required for the intended purchase.

Terms:

•	Total capital payment to LPMI of $5,000,000, inclusive of the $1,000,000 deposit.

•	BWII to provide, upon the execution of the Definitive Agreement, a $1 million deposit. Said funds to be deposited in escrow account with Attorney Blair Krueger (In house counsel of LPMI) pending completion of all required due diligence. The deposit becomes non-refundable 30 days following the date of deposit.

•	Within 60 days, or less, from the Closing Date an additional payment to LPMI of $2 million.

•	Within 120 days, or less, from the Closing Date an additional payment to LPMI of $2 million. In the event BWII misses the agreed payment schedule, LPMI shall provide a 10-day period to cure. If the funding is less than the agreed $5,000,000 the interest in PPI will be adjusted pro-rata.

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Additional Items:

•	LPMI will refine all its CBD products utilizing the PPI cGMP processes

•	BWII will nominate one board member within 30 days of closing.

•	BWII will have the right to manufacture its CBD product line(s) at LPMI.

•	The manufacturing of BWII products to be fully cGMP in the same manner and quality as PPI customers

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This letter of intent is subject to agreement with Hampar Karageozian, owner of 96.4% of PPI and George Callas a PPI lender holding Mr. Karageozian’s stock as collateral for a loan Mr. Callas made to PPI.

Agreed:

By:	/s/ MARK T. LIVINGSTON	By:	/s/ IAN E. GILBEY
	Mark T. Livingston, President		Ian Gilbey, President
	Linear Park Marketing, Inc.		Beyond Wellness International Inc.
858-518-5940 Mobile

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